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                                 United States
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                        Commission File Number  000-08969
                                                                ---------

                        Novametrix Medical Systems Inc.
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            (Exact name of registrant as specified in its charter)

              5 Technology Drive, Wallingford, Connecticut 06492
                                (203) 265-7701
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, $.01 par value per share
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           (Title of each class of securities covered by this form)

                                     None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)     [X]   Rule 12h-3(b)(1)(ii)     [_]
               Rule 12g-4(a)(1)(ii)    [_]   Rule 12h-3(b)(2)(i)      [_]
               Rule 12g-4(a)(2)(i)     [_]   Rule 12h-3(b)(2)(ii)     [_]
               Rule 12g-4(a)(2)(ii)    [_]   Rule 15d-6               [_]
               Rule 12h-3(b)(1)(i)     [X]

     Approximate number of holders of record as of the certification or notice date: One. The Registrant became a wholly owned subsidiary of Respironics, Inc. as a result of the merger of Respironics Holdings, Inc., a wholly-owned subsidiary of Respironics, Inc., with and into the Registrant, with the Registrant being the surviving corporation.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Respironics, Inc., as successor issuer to Novametrix Medical Systems Inc., has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 12, 2002                              By: /s/ Dorita A. Pishko
      --------------                                 ---------------------
                                                     Name:  Dorita A. Pishko
                                                     Title: Corporate Secretary